SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

Table of Contents

Material Contained in this Report

1.	“Announcement Regarding Management Changes and Organizational Reform”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: March 27, 2026	By	/s/ Hidetake Takahashi
Hidetake Takahashi

Member of the Board of Directors

Representative Executive Officer

President and Chief Executive Officer

Responsible for Digital Innovation Unit

Responsible for Corporate Strategy and Management Unit

ORIX Corporation

Announcement Regarding Management Changes and Organizational Reform

Tokyo, Japan – March 27, 2026 – ORIX Corporation (“ORIX”) today made public an announcement regarding management changes and organizational reform.

∎	Management Changes (Effective as of April 1, 2026)

New Position	Present Position	Name

Member of the Board of Directors Representative Executive Officer President and Chief Executive Officer Responsible for Digital Innovation Unit	Member of the Board of Directors Representative Executive Officer President and Chief Executive Officer Responsible for Digital Innovation Unit Responsible for Corporate Strategy and Management Unit	Hidetake Takahashi

Member of the Board of Directors Deputy President Executive Officer Chief Operating Officer, Japan & APAC Business Unit	Member of the Board of Directors Deputy President Executive Officer Responsible for Japan & APAC Business Unit	Satoru Matsuzaki

Senior Managing Executive Officer Chief Operating Officer, USA & Europe Business Unit President and Chief Executive Officer, ORIX Corporation USA	Senior Managing Executive Officer Responsible for USA & Europe Business Unit President and Chief Executive Officer, ORIX Corporation USA	Yoshiteru Suzuki

Senior Managing Executive Officer Chief Operating Officer, Infrastructure Business Unit	Senior Managing Executive Officer Responsible for Infrastructure Business Unit Responsible for Concession Business Development Department	Shuji Irie

Senior Managing Executive Officer, Chief Financial Officer and Chief Strategy Officer Responsible for Corporate Strategy and Management Unit	Senior Adviser Assistant to CEO	Masataka Yamada

Managing Executive Officer, Chief Risk Officer Responsible for Risk Management Unit	Managing Executive Officer Responsible for Risk Management Unit	Takashi Otsuka

Managing Executive Officer

Infrastructure Business Unit

Responsible for Real Estate Business

Responsible for Real Estate Sales Department

Responsible for Public Infrastructure Business Department

President, ORIX Real Estate Corporation

	Managing Executive Officer Infrastructure Business Unit Responsible for Real Estate Business Responsible for Real Estate Sales Department President, ORIX Real Estate Corporation	Tatsuya Kitamura

Group Executive Deputy President, ORIX Corporation USA	Executive Officer USA & Europe Business Unit Responsible for ORIX USA	Ikuo Nakamura

∎	Organizational Reform (Effective as of April 1, 2026)

Infrastructure Business Unit:

Concession Business Development Department will be renamed Public Infrastructure Business Department.

Contact Information:

Investor Relations Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 36,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of September 30, 2025)

Caution Concerning Forward-Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2024 – March 31, 2025” furnished on Form 6-K.